Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:
Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              April 24, 2013

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period September 1, 2013 through February 28, 2013 (and current)

Item 7:

Fund Terminations
•	GMO Inflation Indexed Plus Bond Fund, effective January 30, 2013
•	GMO US Core Equity Fund, Class M, effective January 31, 2013
•	GMO US Growth Fund, Class M, effective January 31, 2013
Note:  No new funds or fund name changes

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted the Fund’s locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund’s local custodial account located in India.  The amount of these restricted assets is small relative to the size of the Fund, representing approximately .045% of the Fund’s total net assets as of February 28, 2013.  The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees.  The Fund’s costs in respect of this matter are being borne by the Fund.

Series 41 – GMO Special Purpose Holding Fund
As disclosed in the Fund’s financial statements, in 2003, the Fund joined with certain other holders of the NPF Securities in filing a lawsuit against certain parties related to the NCFE offerings, including the indenture trustees, underwriters, and certain other parties.  In April 2004, a plan of liquidation was approved by the bankruptcy court with respect to NCFE and its affiliated operations. Pursuant to such plan, GMO SPV I, LLC (“SPV”) received cash distributions, which were distributed, less expenses, to holders of SPV, including the Fund.  SPV also received interests in liquidating trusts, which it continues to hold.  In July 2005 and April 2006, the Fund entered into settlement agreements with several of the defendants in the lawsuit, respectively, and received (through its investment in SPV) cash settlements in connection therewith.  In March 2013, the fund entered into a settlement agreement with Credit Suisse Securities (USA) LLC in connection with the NPF Securities offering.  Following the March 2013 settlement, the lawsuit was formally withdrawn and is considered closed.

GMO Emerging Country Debt Fund
In December 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain, and the Fund is not able to transfer or sell the judgment without court consent. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina Bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The remaining portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 1.6% of the net assets of the Fund as of August 31, 2012.

Peru Trust, Series 1998 I-P; Peru Trust, Series 97-I-P; and Peru Trust II, Series 98-A LB (the “Peru Trusts”) held by the Fund are currently in default. The Peru Trusts hold obligations of Istituto per i Servizi Assicurativi e il Credito all’Espotazione (“SACE”), the Italian Agency for Insurance of Export Credits. The obligations are payable only to the extent SACE recovers amounts from the Government of Peru (“Peru”) in relation to certain export insurance policies. Peru fully paid all of its obligations to SACE on August 24, 2009; however, payments to the Peru Trusts by SACE remain outstanding. Litigation between the Peru Trusts and SACE is pending in Italy with respect to the outstanding payments. The Peru Trusts’ ability to recover such payments, and the Fund’s corresponding ability to receive payment with respect to its investment in the Peru Trusts, remains uncertain. The Peru Trusts, which continue to be valued according to the Fund’s valuation policy, represented less than 0.1% of the net assets of the Fund as of August 31, 2012. Costs associated with this action are borne by the Fund.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.

Item 77Q1:  Exhibits

There are no amendments to the GMO Trust Declaration of Trust during this time period.

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)